SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 04, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 04, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew plc

04 November 2011

Smith & Nephew plc - Transaction in Own Shares

Smith & Nephew plc announces that on 04 November 2011 it transferred a total of 48,306 ordinary shares of US$0.20 each to participants of the Smith & Nephew ShareSave Plan, who had exercised options on that date.

The shares, which were all formerly held as Treasury shares, were transferred as follows:

•	12,321 ordinary shares at an exercise price of 348p per share;

•	2,331 ordinary shares at an option price of 380p per share;

•	177 ordinary shares at an option price of 461p per share; and

•	33,477 ordinary shares at an option price of 507p per share.

Following the above transactions, Smith & Nephew plc holds 61,211,156 ordinary shares in treasury, and has 893,265,799 ordinary shares in issue (excluding treasury shares).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0)20 7401 7646